SUZANO
Av. Brigadeiro Faria Lima, 1355 – 10º andar
01452-919 – São Paulo - SP
Tel.: 55 11 3037-9070 Fax: 55 11 3037-9076

04012062

January 05, 2004
Our ref.: 001/04

Office of International Corporate Finance
Securities and Exchange Commission
Stop 3-2
450 Fifth St., N.W.
Washington, D.C. 20549

PROCESSED
JAN 21 2004
THOMSON FINANCIAL

JAN 13 2004

Re: Companhia Suzano de Papel e Celulose
File Nº 82-3550

SUPPL

Ladies and Gentlemen:

In accordance with Rule 12g3-2(b) under the Securities Exchange Act of 1934, we are submitting herewith two copies of an English translation of the Notice of Closing of the Primary Public Offering of Common Shares and Preferred Shares and Secondary Offering of Preferred Shares of this Company.

Very truly yours,

Bernardo Szpigel
Executive Officer for Investor Relations

dly 1/13

THE SECURITIES REFERRED TO IN THIS DOCUMENT WILL NOT BE AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND MAY NOT BE SOLD IN THE UNITED STATES ABSENT REGISTRATION OR AN APPLICABLE EXEMPTION FROM REGISTRATION REQUIREMENTS. THIS DOCUMENT DOES NOT CONSTITUTE AN OFFER FOR ANY SECURITIES.

"This notice is exclusively for information, and is not an offer for the sale of securities"

Notice of Closing of the Primary Public Offering of Common Shares and Preferred Shares and Secondary Offering of Preferred Shares

Selling Shareholders

Caixa de Previdência dos Funcionários do Banco do Brasil – Previ
Citicorp Mercantil Participações Investimentos S.A.
J.P. Morgan International Inc.
Suzano Holding S.A.

Coordinators

UBS Investment Bank

UNIBANCO

Subcontracted Coordinators

• Banco de Investimentos Credit Suisse First Boston S.A.
• Banco Pactual S.A.
• Banco Santander Brasil S.A.

Premium Participant	***Silver Participant***
• Magliano S.A. CCVM • SLW CVC Ltda. • Planner Corretora de Valores S.A. • Intra S.A. CCV • Banco Itaú BBA S.A. • Corretora Geral de Valores • Petra Personal Trader CTVM	Ágora Senior CTVM S.A. ***Participant*** Coinvalores CCVM

Other Participants

Spinelli CTVM	Fator Doria Atherino S.A. CV
Corretora Souza Barros Câmbio e Títulos S.A.	Geração Futuro Corretora de Valores Ltda.
Bradesco CTVM	Banif Primus CVC S.A.
Corretora Sudameris CCVM	Finabank CCTVM Ltda.

Inform the total acquisition of five million (5,000,000) common shares ("Common Shares") and thirty-four million, one hundred and seventy-three thousand, one hundred and sixty-two (34,173,162) preferred shares ("Preferred Shares" and, when referred to jointly with the Common Shares, "Shares"), in addition to the disposal of five million one hundred and twenty-five thousand, nine hundred and seventy-four (5,125,974) preferred shares, object of the option of additional shares ("Additional Shares"), all of them registered book shares without par value, at the price of ten reais (R$ 10,00) per Common Share and ten reais (R$ 10,00) per Preferred Share, issued by:

SUZANO

Companhia Suzano de Papel e Celulose
Publicly Held Authorized Capital Company
CNPJ/MF nº 60.651.726/0001-16
Av. Brigadeiro Faria Lima, No. 1355 – 5.º / 10.º andares
São Paulo, SP – CEP 01452-919

totaling the amount of
R$ 442.299.136,00

Of the total number of shares, 5,000,000 Common Shares and 10,000,000 Preferred Shares were issued by Companhia Suzano de Papel e Celulose ("Company"), and were the object of a primary public offering. The capital increase and the public offering of Common Shares and Preferred Shares were approved by the Meetings of the Board of Directors of the Company held on October 6, 2003 and November 3, 2003, respectively, and the setting of the issue price of Common Shares and Preferred Shares was approved by the Meeting of the Board of Directors of the Company held on November 20, 2003.

Additionally, Suzano Holding S.A., J.P. Morgan International, Inc., Citicorp Mercantil Participações Investimentos S.A., and Caixa de Previdência dos Funcionários do Banco do Brasil – Previ sold a total of twenty-four million, one hundred and seventy-three thousand, one hundred and sixty-two (24,173,162) Preferred Shares, and five million, one hundred and twenty-five thousand, nine hundred and seventy-four (5,125,974) Additional Preferred Shares owned by J.P. Morgan International, Inc. and Citicorp Mercantil Participações Investimentos S.A., in a secondary public offering.

For the purposes of Article 9 of CVM Instruction No. 13/80 and provisions of Article 9 of CVM Instruction No. 88/88, Bank UBS S.A. is the Leading Coordinator of this public offering.

The depository financial institution of the Shares is Banco Itaú S.A., with address at Rua Boa Vista, No. 167, in the city of São Paulo, State of São Paulo.

These public primary and secondary offerings were previously submitted to CVM and were registered under the following numbers: Primary Offering: CVM/SRE/REM/2003/002, on November 21, 2003 and Secondary Offering: CVM/SRE/SEC/2003/006, on November 21, 2003.

ANBID

"This public Offering was prepared in accordance with the provisions of the Self-Regulatory Code of ANBID for Public Offerings of Securities registered with the 5º Ofício de Títulos e Documentos (5th Registry of Deeds and Documents) of the state of Rio de Janeiro under No. 497585, complying with the minimum information standards contained therein, and ANBID has no responsibility regarding such information, the quality of the Company, of the participant institutions and securities which are the object of the Offering."

SUZANO
Av. Brigadeiro Faria Lima, 1355 – 10º andar
01452-919 – São Paulo - SP
Tel.: 55 11 3037-9070 Fax: 55 11 3037-9076

January 05, 2004
Our ref.: 001/04

Office of International Corporate Finance
Securities and Exchange Commission
Stop 3-2
450 Fifth St., N.W.
Washington, D.C. 20549

Re: ***Companhia Suzano de Papel e Celulose***
File Nº 82-3550

Ladies and Gentlemen:

In accordance with Rule 12g3-2(b) under the Securities Exchange Act of 1934, we are submitting herewith two copies of an English translation of the Notice of Closing of the Primary Public Offering of Common Shares and Preferred Shares and Secondary Offering of Preferred Shares of this Company.

Very truly yours,

Bernardo Szpigel
Executive Officer for Investor Relations

THE SECURITIES REFERRED TO IN THIS DOCUMENT WILL NOT BE AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND MAY NOT BE SOLD IN THE UNITED STATES ABSENT REGISTRATION OR AN APPLICABLE EXEMPTION FROM REGISTRATION REQUIREMENTS. THIS DOCUMENT DOES NOT CONSTITUTE AN OFFER FOR ANY SECURITIES.

MERCADO

"This notice is exclusively for information, and is not an offer for the sale of securities"

Notice of Closing of the Primary Public Offering of Common Shares and Preferred Shares and Secondary Offering of Preferred Shares

Selling Shareholders

Caixa de Previdência dos Funcionários do Banco do Brasil – Previ
Citicorp Mercantil Participações Investimentos S.A.
J.P. Morgan International Inc.
Suzano Holding S.A.

Coordinators

UBS Investment Bank UNIBANCO

Subcontracted Coordinators

• Banco de Investimentos Credit Suisse First Boston S.A.
• Banco Pactual S.A.
• Banco Santander Brasil S.A.

Premium Participant	***Silver Participant***
• Magliano S.A. CCVM • SLW CVC Ltda. • Planner Corretora de Valores S.A. • Intra S.A. CCV • Banco Itaú BBA S.A. • Corretora Geral de Valores • Petra Personal Trader CTVM	Ágora Senior CTVM S.A. ***Participant*** Coinvalores CCVM

Other Participants

Spinelli CTVM	Fator Doria Atherino S.A. CV
Corretora Souza Barros Câmbio e Títulos S.A.	Geração Futuro Corretora de Valores Ltda.
Bradesco CTVM	Banif Primus CVC S.A.
Corretora Sudameris CCVM	Finabank CCTVM Ltda.

Inform the total acquisition of five million (5,000,000) common shares ("Common Shares") and thirty-four million, one hundred and seventy-three thousand, one hundred and sixty-two (34,173,162) preferred shares ("Preferred Shares" and, when referred to jointly with the Common Shares, "Shares"), in addition to the disposal of five million one hundred and twenty-five thousand, nine hundred and seventy-four (5,125,974) preferred shares, object of the option of additional shares ("Additional Shares"), all of them registered book shares without par value, at the price of ten reais (R$ 10,00) per Common Share and ten reais (R$ 10,00) per Preferred Share, issued by:

SUZANO

Companhia Suzano de Papel e Celulose
Publicly Held Authorized Capital Company
CNPJ/MF n° 60.651.726/0001-16
Av. Brigadeiro Faria Lima, No. 1355 – 5.° / 10.° andares
São Paulo, SP – CEP 01452-919

totaling the amount of
R$ 442.299.136,00

Of the total number of shares, 5,000,000 Common Shares and 10,000,000 Preferred Shares were issued by Companhia Suzano de Papel e Celulose ("Company"), and were the object of a primary public offering. The capital increase and the public offering of Common Shares and Preferred Shares were approved by the Meetings of the Board of Directors of the Company held on October 6, 2003 and November 3, 2003, respectively, and the setting of the issue price of Common Shares and Preferred Shares was approved by the Meeting of the Board of Directors of the Company held on November 20, 2003.

Additionally, Suzano Holding S.A., J.P. Morgan International, Inc., Citicorp Mercantil Participações Investimentos S.A., and Caixa de Providência dos Funcionários do Banco do Brasil – Previ sold a total of twenty-four million, one hundred and seventy-three thousand, one hundred and sixty-two (24,173,162) Preferred Shares, and five million, one hundred and twenty-five thousand, nine hundred and seventy-four (5,125,974) Additional Preferred Shares owned by J.P. Morgan International, Inc. and Citicorp Mercantil Participações Investimentos S.A., in a secondary public offering.

For the purposes of Article 9 of CVM Instruction No. 13/80 and provisions of Article 9 of CVM Instruction No. 88/88, Bank UBS S.A. is the Leading Coordinator of this public offering.

The depository financial institution of the Shares is Banco Itaú S.A., with address at Rua Boa Vista, No. 167, in the city of São Paulo, State of São Paulo.

These public primary and secondary offerings were previously submitted to CVM and were registered under the following numbers: Primary Offering: CVM/SRE/REM/2003/002, on November 21, 2003 and Secondary Offering: CVM/SRE/SEC/2003/006, on November 21, 2003.

ANBID

"This public Offering was prepared in accordance with the provisions of the Self-Regulatory Code of ANBID for Public Offerings of Securities registered with the 5° Ofício de Títulos e Documentos (5th Registry of Deeds and Documents) of the state of Rio de Janeiro under No. 497585, complying with the minimum information standards contained therein, and ANBID has no responsibility regarding such information, the quality of the Company, of the participant institutions and securities which are the object of the Offering."